SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	February 4, 2004 at 11.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 Fin-00101 Helsinki, Finland Tel. +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso Full Year Results 2003

Operating profit weak; proposed dividend unchanged at EUR 0.45

Fourth Quarter Results

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share excluding non-recurring items were EUR 0.00 (EUR 0.09). Operating profit excluding non-recurring items was EUR 80.5 (EUR 139.8) million, which is 42.4% less than in the previous quarter and 2.7% of sales. Profit before taxes and minority interests excluding non-recurring items amounted to EUR 7.8 (EUR 107.4) million. Non-recurring items in the operating profit totalled EUR -14.5 million due to the write-down for the expected capital loss on the sale of forestland in Ontario, Canada. Non-recurring items in net financial items totalled USD -61.1 (EUR -54.0) million due to the provision for the expected losses from the termination of the US cross-border leasing contracts.

Sales of EUR 3 028.8 million were 1.4% higher than the previous quarter’s EUR 2 987.4 million. Cash flow from ongoing operations was EUR 579.7 (EUR 373.8) million and cash flow after investing activities EUR 190.5 (EUR 87.4) million. Cash earnings per share excluding non-recurring items were EUR 0.36 (EUR 0.44). Net financial items were EUR -67.7 (EUR -23.4) million. Market-related production curtailments totalled 210 000 tonnes (170 000 tonnes).

EUR million	2002	2003	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03
Sales	12 782.6	12 172.3	3 212.1	3 099.1	3 057.0	2 987.4	3 028.8
EBITDA1)2)	2 172.0	1 722.9	473.7	500.6	399.7	443.2	379.4
Operating profit2)	926.5	538.1	206.9	211.1	106.7	139.8	80.5
Non-recurring items	-1 078.1	-108.4	99.8	—	—	-39.9	-68.5	3)
Operating margin2), %	7.2	4.4	6.4	6.8	3.5	4.7	2.7
Operating profit	-151.6	483.7	306.7	211.1	106.7	99.9	66.0
Profit before tax and minority interests2)	734.9	331.4	143.0	129.3	86.9	107.4	7.8
Profit before tax and minority interests	-343.2	223.0	242.8	129.3	86.9	67.5	-60.7
Net profit for the period	-222.2	146.6	477.5	85.3	56.3	47.2	-42.2

EPS2), Basic, EUR	0.57	0.25	0.12	0.10	0.07	0.09	0.00
EPS, Basic, EUR	-0.25	0.17	0.54	0.10	0.07	0.06	-0.05
CEPS2)4), EUR	1.97	1.64	0.44	0.43	0.41	0.44	0.36
ROCE2), %	7.1	4.6	7.1	7.1	3.6	4.6	2.7

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions, which are not related to normal business operations, are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. The amount of each individual non-recurring item normally exceeds one cent per share.
3)	EUR -54.0 million included in net financial items
4)	CEPS = (Net profit for the period + depreciation and amortisation)/ average number of shares

Full Year Results

Full year sales decreased by EUR 610.3 million to EUR 12 172.3 million, a decline of 4.8%. Operating profit excluding non-recurring items decreased by EUR 388.4 million, or 41.9% to EUR 538.1 million. Earnings per share were EUR 0.25 (EUR 0.57) and cash earnings per share EUR 1.64 (EUR 1.97), both excluding non-recurring items.

Cash flow from operations totalled EUR 1 808.3 (EUR 2 083.8) million, with cash flow after investing activities amounting to EUR 615.0 (EUR 1 247.7) million.

Outlook

Commenting on the outlook, Stora Enso’s CEO Jukka Härmälä said, “In Europe growing confidence in the economic recovery is expected to increase demand for advertising-driven paper. Pressure on prices still persists in magazine

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

paper grades, and newsprint prices will at best maintain last year’s levels. Prices for packaging boards are rather stable, while fine paper prices seem to be stabilising at low levels. Demand for wood products is fairly good, but prices are under pressure. The weak US dollar and increasing competition will continue to have an adverse effect on the Group’s European operations.”

In North America the economy is recovering, but that has only marginally increased the demand for paper. There are some signs now that demand is increasing, and this is expected gradually to affect paper prices during the second half of 2004. In coated fine paper oversupply persists in the form of imports, mainly from Asia. Stora Enso North America’s results for the first quarter of 2004 will be negatively impacted by the major rebuilding of fine paper machine 16 at Wisconsin Rapids.

In China the economy is growing rapidly and boosting the demand for fine paper and packaging boards.

The Group’s intensified savings measures that started in 2003 are proceeding according to plan. The objective remains to keep the capital expenditure in the 2003–04 period in line with the Group’s depreciation charges.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

The full-length version of the Stora Enso interim review is available on the Stora Enso website at

www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at

www.storaenso.com/images

Stora Enso’s first quarter results will be published on April 28, 2004.

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Stora Enso Full Year Results 2003

Summary of Fourth Quarter Results (compared with the previous quarter)

–	Sales were EUR 3 028.8 million; previous quarter EUR 2 987.4 million.
–	Operating profit excluding non-recurring items was EUR 80.5 million; previous quarter EUR 139.8 million.
–	Profit before tax and minority items excluding non-recurring items was EUR 7.8 million; previous quarter EUR 107.4 million.
–	Earnings per share excluding non-recurring items were EUR 0.00; previous quarter EUR 0.09.
–	Cash earnings per share excluding non-recurring items were EUR 0.36; previous quarter EUR 0.44.
–	Non-recurring items totalled EUR -68.5 million of which EUR -54.0 million were entered in financial items.

Most economic indicators improved during the fourth quarter of 2003 and sales volumes increased moderately. The decline in the value of the US dollar, however, negatively impacted the Group’s margins on overseas sales and in Europe, where competition increased and euro prices came under pressure. Operating rates improved for the industry.

In Western Europe deliveries of fine paper and publication paper increased, mainly due to overseas exports and sales to Eastern Europe, while demand in the Western European markets remained largely unchanged. Uncoated magazine paper prices were stable, but coated magazine and fine paper prices decreased. Demand for the Group’s packaging boards was depressed by seasonal factors, and prices in euros declined somewhat owing largely to the indirect effects of the weakening US dollar. There was stable demand for wood products and prices remained at low levels.

In North America there were increasing signs of economic recovery during the quarter. Advertising revenues were increasing, but the number of advertisement pages did not react accordingly. Magazine paper prices were stable, but fine paper prices were still depressed by imports from Asia and Europe. Announced price increases faced resistance.

Production was curtailed by a total of 210 000 tonnes to adjust to market demand. In Europe the curtailments were 205 000 tonnes and in North America 5 000 tonnes. This compares with the previous quarter’s total of 170 000 tonnes, comprising 145 000 tonnes in Europe and 25 000 tonnes in North America.

Paper and board deliveries totalled 3 490 000 tonnes, which is 78 000 tonnes more than the previous quarter’s 3 412 000 tonnes. Production volumes at 3 448 000 tonnes were 1.5% less than in the previous quarter. Deliveries of wood products totalled 1 558 000 cubic metres, compared with the previous quarter’s 1 337 000 cubic metres.

EUR million	2002	2003	Q4/02	Q1/03	Q2/03	Q3/03	Q4/03
Sales	12,782.6	12,172.3	3,212.1	3,099.1	3,057.0	2,987.4	3,028.8
EBITDA1)2)	2,172.0	1,722.9	473.7	500.6	399.7	443.2	379.4
Operating profit2)	926.5	538.1	206.9	211.1	106.7	139.8	80.5
Non-recurring items	-1,078.1	-108.4	99.8	—	—	-39.9	-68.5[3]	)
Operating margin2), %	7.2	4.4	6.4	6.8	3.5	4.7	2.7
Operating profit	-151.6	483.7	306.7	211.1	106.7	99.9	66.0
Profit before tax and minority interests2)	734.9	331.4	143.0	129.3	86.9	107.4	7.8
Profit before tax and minority interests	-343.2	223.0	242.8	129.3	86.9	67.5	-60.7
Net profit for the period	-222.2	146.6	477.5	85.3	56.3	47.2	-42.2

EPS2), Basic, EUR	0.57	0.25	0.12	0.10	0.07	0.09	0.00
EPS, Basic, EUR	-0.25	0.17	0.54	0.10	0.07	0.06	-0.05
CEPS2)4), EUR	1.97	1.64	0.44	0.43	0.41	0.44	0.36
ROCE2), %	7.1	4.6	7.1	7.1	3.6	4.6	2.7

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items. Exceptional transactions, which are not related to normal business operations, are accounted for as non-recurring items. The most common non-recurring items are capital gains, additional write-downs, restructuring provisions and penalties. The amount of each individual non-recurring item normally exceeds one cent per share.
3)	EUR -54.0 million included in net financial items
4)	CEPS = (Net profit for the period + depreciation and amortisation)/ average number of shares

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Fourth Quarter Financial Results (compared with previous quarter)

Sales of EUR 3 028.8 million were 1.4% higher than the previous quarter’s EUR 2 987.4 million due to higher volumes, partially offset by lower prices.

Operating profit excluding non-recurring items was EUR 80.5 (EUR 139.8) million, which is 42.4% less than in the previous quarter and 2.7% of sales. Operating profits increased in publication paper, wood products and forest operations but decreased in fine paper and packaging boards. Operating profit was EUR 66.0 (EUR 99.9) million.

Operating profit decreased owing to lower-margin overseas sales, the impact of the declining US dollar, holiday season shutdowns in the Group’s Nordic mills, especially in Finland, the paper workers’ union strike in Finland (approximately EUR 6 million), redundancy measures (EUR 6 million), certain investment start-up delays (EUR 6 million), and additional pension costs (EUR 13 million).

Operating profit includes gains on cash flow currency hedge contracts, mainly for the US dollar and British pound, amounting to EUR 22.2 million. At present currency exchange rates, this impact is expected to decrease considerably in the coming quarters.

Non-recurring items in the operating profit totalled EUR -14.5 million due to the write-down for the expected capital loss on the sale of forestland in Ontario, Canada. Non-recurring items in net financial items totalled USD -61.1 (EUR -54.0) million due to the provision for the expected losses from the termination of the US cross-border leasing contracts. The impact after taxes is USD 36.7 (EUR 32.4) million.

Profit before taxes and minority interests excluding non-recurring items amounted to EUR 7.8 (EUR 107.4) million.

Net financial items were EUR -67.7 (EUR -23.4) million excluding the non-recurring provision of EUR 54.0 million from the termination of the cross-border leases. Net interest expenses amounted to EUR -50.1 (EUR -49.9) million and net foreign exchange losses were EUR 10.5 (gain of EUR 12.2) million. Other financial items excluding non-recurring items totalled EUR -7.1 (EUR 14.3) million, mainly related to unrealised changes in fair values of financial instruments.

The share of associated company results amounted to EUR -5.0 (EUR -9.0) million. Net tax income totalled EUR 20.5 (net tax expense of EUR -22.0) million, resulting in a tax rate of 31.7% for the whole year. Minority interest in profits was EUR -2.0 (EUR +1.7) million, and the net loss for the quarter EUR 42.2 (profit of EUR 47.2) million.

Earnings per share excluding non-recurring items were EUR 0.00 (EUR 0.09). Basic earnings per share were EUR -0.05. Cash earnings per share excluding non-recurring items were EUR 0.36 (EUR 0.44).

The return on capital employed excluding non-recurring items was 2.7% (4.6%). Capital employed was EUR 11 744.0 million on 31 December 2003, a net decrease of EUR 413.3 million including a decrease of EUR 270.2 million related to currency effects.

The results for the fourth quarter include the effects of biological transformation (growth and price) amounting to EUR 23.5 (EUR 30.5) million and biological produce (harvesting) amounting to EUR -26.5 (EUR -25.6) million, resulting in a net loss of EUR 3.0 (net gain of EUR 4.9) million, as a result of following the IAS 41 standard.

Capital Structure

EUR million	31.12.2002	IAS 41 Adjustment	1.1.2003	30.9.2003	31.12.2003
Fixed assets	12,089.4	855.8	12,945.2	12,957.9	12,676.1
Working capital	1,182.2		1,182.2	1,270.4	1,056.5

Operating Capital	13,271.6	855.8	14,127.4	14,228.3	13,732.6
Net tax liabilities	-2,029.2	-240.4	-2,269.6	-2,071.0	-1,988.6

Capital Employed	11,242.4	615.4	11,857.8	12,157.3	11,744.0

Associated companies	211.7	44.0	255.7	239.9	319.0

Total	11,454.1	659.4	12,113.5	12,397.2	12,063.0

Shareholders’ equity	8,156.9	659.4	8,816.3	8,215.6	8,083.7
Minority interests	30.4		30.4	77.2	60.3
Interest-bearing net liabilities	3,266.8		3,266.8	4,104.4	3,919.0

Financing Total	11,454.1	659.4	12,113.5	12,397.2	12,063.0

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Financing

Cash flow from ongoing operations was EUR 579.7 (EUR 373.8) million and cash flow after investing activities EUR 190.5 (EUR 87.4) million.

At the end of the period, interest-bearing net liabilities were EUR 3 919.0 million, a decrease of EUR 185.4 million. Unutilised credit facilities and cash and cash-equivalent reserves totalled EUR 2.7 billion.

The debt/equity ratio at 31 December 2003 was 0.48 (0.49) and equity per share EUR 9.65 (EUR 9.75). The calculation of the debt/equity ratio has been changed so that from the fourth quarter of 2003 onwards, associated companies are no longer treated as interest-bearing assets. The change reflects the increased amount invested in associated companies, mainly Bergvik Skog and Veracel, which are intended to be seen as long-term investments. The previous quarters’ debt/equity ratios have been adjusted accordingly. At the end of the year, the debt/equity ratio was 0.44 calculated with the old definition, a difference of 0.04 compared with the new definition. The currency effect on equity was EUR -47.2 million net of the hedging of equity translation risks. Share buy-backs decreased equity by EUR 51.3 million in the fourth quarter.

Quarterly Change in Interest-bearing Net Liabilities

EUR million	Cash Flow	Translation Difference	Balance Sheet Impact
Operating profit	66.0		66.0
Adjustments	310.0		310.0
Change in working capital	203.7	10.3	214.0

Cash Flow from Operations	579.7	10.3	590.0

Capital expenditure	-385.2		-385.2
Acquisitions	-47.5		-47.5
Disposals	48.8		48.8
Other changes in fixed assets	-5.3	325.8	320.5

Operating cash flow	190.5	336.1	526.6

Net financing items (incl. associated companies)	-126.7		-126.7
Taxes paid	-26.1	-35.8	-61.9
Share issue	2.3		2.3
Repurchase of own shares	-51.3		-51.3
Other change in shareholders’ equity and minority interests	-56.8	-46.8	-103.6

Change in Interest-bearing Net Liabilities	-68.1	253.5	185.4

Capital Expenditure for the Fourth Quarter and Full Year 2003

Capital expenditure for the fourth quarter totalled EUR 385.2 million, giving a total for the year of EUR 1 248.2 million, including EUR 21.5 million of non-cash capitalisation of financial leases. The capital expenditure in 2003 was EUR 163.8 million more than depreciation, due to investment expenditures delayed from the previous year.

The main project in 2003 was the new paper machine 4 at Langerbrugge in Belgium (EUR 201.1 million). Other major projects were the rebuilding of paper machine 3 at Veitsiluoto in Finland (EUR 82.4 million) and paper machine 6 at Maxau in Germany (EUR 52.9 million), the new boiler at Kvarnsveden in Sweden (EUR 23.6 million), phase 1 of rebuilding paper machine 26 at Biron in the USA (EUR 18.9 million) and folding boxboard asset improvements at Baienfurt in Germany (EUR 29.8 million).

In October Stora Enso announced the upgrading and modernisation of paper machine 2 at its publication paper mill at Summa, Finland. The machine manufactures magazine and improved newsprint papers. The capital expenditure of EUR 53 million will be incurred equally in years 2004 and 2005. The project is scheduled to be completed in April 2005.

In December Stora Enso approved the construction of a new paper machine at Kvarnsveden Mill in Sweden to improve its competitiveness in uncoated magazine paper production as part of the Asset Restructuring Programme. The total investment is estimated at approximately EUR 450 million and the annual production capacity of the machine will be about 420 000 tonnes of high-quality super-calendered (SC) papers. The machine is expected to start up at the end of 2005. Paper machine 9 at Kvarnsveden Mill, which has an annual capacity of 130 000 tonnes of improved newsprint, will be shut down when the new SC machine starts up.

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The Asset Restructuring Programme also includes other investments in uncoated magazine paper. Paper machine 6 at Maxau Mill in Germany will be rebuilt to enhance its productivity and competitiveness. That machine produces SC-B paper made from recovered fibre.

When the new paper machine at Kvarnsveden has started up, paper machine 3 at Langerbrugge Mill, which has an annual capacity of 165 000 tonnes, will change from making mainly high-quality SC to exclusively SC-B paper. This will allow Langerbrugge Mill to maximise the usage of recycled fibre.

In addition, the Group will cease non-competitive production of SC paper on paper machine 5 at Wolfsheck Mill in Germany when the new machine at Kvarnsveden starts-up. The Group is investigating options for paper machine 5 at Wolfsheck Mill, but it will not continue in production within the Publication Paper division. The mill currently has two paper machines producing some 150 000 tonnes of high-quality SC paper and wallpaper base annually.

In December Stora Enso also approved a EUR 211 million investment in Skoghall Mill’s Energy 2005 project, which aims to secure the future base for board production and strengthen the mill’s energy supply. The new evaporation plant and recovery boiler will start up in autumn 2005 and the biofuel boiler in summer 2006.

Events in associated companies

Construction of the Veracel pulp mill in Brazil proceeded according to plan. Debt financing arrangements for Veracel were finalised in the fourth quarter of 2003.

Fourth Quarter Events

Restructuring of forestland

In December Stora Enso announced its intention of restructuring ownership of the Group’s forestlands in Sweden. Stora Enso’s partner in the transaction is Korsnäs. The Swedish forests of Stora Enso and Korsnäs will be transferred to a new company named Bergvik Skog AB. Stora Enso and Korsnäs will retain minority shareholdings of 44.9% and 5% respectively in the new company. The rest of the company’s shares will be placed with institutional investors. Bergvik Skog will also be financed with a syndicated bank loan.

The cash proceeds, after Stora Enso equity injection to Bergvik Skog, will be about EUR 1.2 billion and the equity in Stora Enso will increase by about 0.3 billion. The proceeds will be used to develop the Group’s core business areas mainly outside of Europe and North America. Bergvik Skog AB will be accounted as an associated company in the Group’s accounts. The intention is to close the transaction in the first quarter of 2004.

At the same time, Stora Enso announced plans to sell its 146 000 hectares of forestland in Ontario, Canada.

Terminal facility at Tilbury, UK

In November Forth Ports PLC and Stora Enso announced that they had entered into a new long-term agreement for provision of a new paper terminal facility at the Port of Tilbury, just outside London. The fifteen-year agreement enables Stora Enso to use the Port of Tilbury as its southern entry port in the United Kingdom handling newsprint and other paper products from Sweden and Finland.

Stora Enso North America

Half-Year Performance

The strong growth reported in the North American economies in the second half of 2003 had hardly any effect on advertising-driven paper demand and prices. Volumes were slightly better than in the first half of the year, with prices generally unchanged.

Stora Enso North America continues to be affected by high personnel costs related to pensions and health care, increased energy costs and historically low selling prices for paper. The decline in the US dollar decreased the profitability of the Canadian operations. Stora Enso North America’s results were only moderately better in the second half of 2003 than the first half. The operating loss for the period July to December was USD 86 (EUR 76) million before goodwill amortisation and non-recurring items; this compares with a USD 98 (EUR 87) million loss in the first half of 2003 and a USD 50 (EUR 53) million loss in the second half of 2002.

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Operating cash flow after investing activities was a negative USD 50 (EUR 44) million excluding non-recurring items, compared with a negative USD 71 (EUR 64) million in the first half of 2003 and a positive USD 113 (EUR 120) million in the second half of 2002. Capital expenditure in the second half of 2003 totalled USD 109 (EUR 88) million, primarily associated with the division’s previously announced profit enhancement initiative.

Operating rates improved during the second half of the year. Market-related downtime totalled 30 000 tonnes, compared with 49 000 tonnes in the first half of 2003 and 39 000 tonnes in the second half of 2002. Mill inventories of coated fine paper were reduced during the second half of the year, but they remained above optimum levels. All other inventory levels were seasonally normal.

Profit Enhancement Programme

A Profit Enhancement Programme was announced in August 2002 to improve the operational and financial performance of the North America Division. The initiative was expanded in August 2003 to include further workforce reductions and additional permanent machine shutdowns. During the past three years the North American workforce has been reduced by 25%, and the implementation of the earlier announced further reduction of 12%, or 700 employees, is under way along with a modification of the terms of labour agreements as the industry is generally doing in North America. Implementation of the Profit Enhancement Programme is proceeding according to plan. By the end of 2003, three older, under-performing machines with a total annual capacity of 185 000 tonnes had been permanently shut down, and two other machines had been modified to improve their productivity.

Stora Enso Full Year Results 2003

Financial Results 2003 (compared with the previous year)

Sales decreased by EUR 610.3 million to EUR 12 172.3 million, a decline of 4.8% mainly due to lower prices, especially in paper products, and the depreciation of the US dollar. Sales volumes increased in all product areas.

Operating profit excluding non-recurring items decreased by EUR 388.4 million, or 41.9% to EUR 538.1 million. Profits were lower in all business segments except Wood Supply Europe. The operating profit for the year totalled EUR 483.7 (EUR -151.6) million after non-recurring items of EUR -54.4 million.

Operating profit includes gains on cash flow currency hedge contracts, mainly for the US dollar and British pound, amounting to EUR 105.1 million. With the current exchange rates, this impact is expected to decrease considerably in the coming quarters.

Average interest expense was 4.3% (4.6%).

Profit before taxes and minority interests excluding non-recurring items decreased by EUR 403.5 million to EUR 331.4 million.

Net tax expense was EUR 70.6 (tax income of EUR 120.9) million, or EUR -0.08 per share representing an average tax rate of 31.7% (31.4% in previous year excluding non-recurring tax benefits).

Minority interests were EUR -5.8 (EUR 0.1) million, leaving a net profit for the period of EUR 146.6 (loss of EUR 222.2) million.

Non-recurring items in operating profit totalling EUR -54.4 (EUR -1 078.1) million, or EUR -0.04 (-0.82) per share, included USD -27.4 (EUR -24.6) million of restructuring charges related to the cost reduction programme in North America, a provision of EUR -15.3 million for restructuring costs at Corbehem Mill in France and USD -16.4 (EUR -14.5) million due to the expected capital loss on the sale of forestland in Ontario, Canada. Non-recurring items in net financial items were USD -61.1 (EUR -54.0) million due to the provision for expected losses from the termination of US cross-border leasing contracts.

The share of results in associated companies amounted to EUR -23.0 (EUR 14.6) million of which Veracel accounted EUR -15.0 million due to expenses not qualified to be capitalised.

Earnings per share were EUR 0.25 (EUR 0.57) and cash earnings per share EUR 1.64 (EUR 1.97), both excluding non-recurring items. The main impacts on EPS were EUR 0.22 due to increased sales volumes offsetting EUR -0.02 due to the increased fixed costs and EUR -0.50 due to lower sales prices. Earnings per share (basic) were EUR 0.17 (EUR -0.25) and cash earnings per share EUR 1.58 (EUR 2.49).

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The return on capital employed was 4.6% (7.1%) excluding non-recurring items. Capital employed was EUR 11 744.0 million at the end of the year, a net decrease of EUR 113.8 million since the beginning of the year excluding the IAS 41 adjustments.

Financing

Cash flow from operations totalled EUR 1 808.3 (EUR 2 083.8) million, with cash flow after investing activities amounting to EUR 615.0 (EUR 1 247.7) million.

At the end of the year, interest-bearing net liabilities were EUR 3 919.0 million, up EUR 652.2 million on the previous year. Unutilised credit facilities, and cash and cash-equivalent reserves totalled EUR 2.7 billion.

The debt/equity ratio at 31 December was 0.48 (0.37) and equity per share EUR 9.65 (EUR 9.36).

Research and Development

In 2003 Stora Enso spent EUR 88.8 (EUR 91.6) million on research and development, equivalent to 0.7% of sales.

Changes in Group Composition

In February Stora Enso and the owners of AS Sylvester, Estonia’s largest sawmilling and wood procurement company, closed the previously announced acquisition. Stora Enso gained 66% ownership of Sylvester’s sawmilling operations and 100% ownership of Sylvester’s wood procurement operations in the Baltic States.

In March Stora Enso announced a change in organisational structure to reflect its strategic principle of being operated and managed as one industrial group. The new structure, which took effect on 1 May 2003, is streamlined around Stora Enso’s three core product areas: Paper, Packaging Boards and Forest Products.

Personnel

The number of employees increased by 353 during the year to 42 814 on 31 December 2003, mainly due to the acquisition of Sylvester in the Baltic States (1 242) and new sawmills in Russia (254), partly offset by reductions in Finland (-249) and North America (-656). The average number of employees was 44 264, up 411 on the previous year.

Changes in Management Group

New members of the Management Group during the year were:

–	Niilo Pöyhönen, appointed Executive Vice President, Stora Enso Consumer Boards, in March;
–	Peter Kickinger, appointed Executive Vice President, Stora Enso Timber, in April;
–	Elisabet Salander Björklund, appointed Executive Vice President, Stora Enso Wood Supply Europe, in April;
–	Mats Nordlander, appointed Executive Vice President, Merchants in September 2003 replacing Sven Rosman, who retired;
–	Markku Pentikäinen, appointed Executive Vice President, Stora Enso Asia Pacific effective from 1 January 2004, replacing Seppo Hietanen, who retired.

Changes in Share Capital

During the calendar year 2003 a total of 16 500 A shares and 33 471 600 R shares were repurchased by the Company, representing 3.9% of the shares and 1.3% of the voting rights, and with a nominal value of EUR 56.9 million. The average price paid for A shares was EUR 9.60 and for R shares EUR 9.54.

The Annual General Meeting (AGM) on 20 March 2003 decided to lower the Company’s share capital by EUR 60.5 million through the cancellation of 93 800 A shares and 35 500 000 R shares. These shares had been repurchased under the authorisation of the AGM in 2002.

The AGM on 20 March 2003 further authorised the Board of Directors to repurchase and dispose of not more than 9 100 000 A shares and not more than 34 000 000 R shares in the Company. Repurchases started on 27 March 2003 and by 31 December 2003 the Group had repurchased 8 100 A shares at an average price of EUR 10.11 and 23 504 400 R shares at an average price of EUR 9.70. This represents 0.09% of the current authorisation for A shares and 69.1% for R shares.

By 31 December 2003 the Company had allocated 47 752 of the repurchased R shares under the terms of the Stora Enso North America Option Plan, leaving the Company holding 8 100 A shares and 26 181 379 R shares.

During the year a total of 1 011 805 A shares were converted into R shares. The latest conversion was recorded in the Finnish Trade Register on 12 December 2003.

8(20)

A total of 300 000 new R shares were issued under the terms of the 1997 warrants, of which 222 000 were registered in the Finnish Trade Register on 8 and 15 January 2004. A total of 567 000 new R shares are subscribable against warrants outstanding.

Share Capital

At the year end Stora Enso had 181 211 080 A shares and 683 051 419 R shares in issue, of which the Company held 8 100 A shares and 26 181 379 R shares with a nominal value of EUR 44.5 million. The holding represents 3.0% of the Company’s share capital and 1.1% of the voting rights. Shareholders’ equity amounted to EUR 8 083.7 million. The nominal value of the issued share capital was EUR 1 469.2 million. Market capitalisation on the Helsinki Exchanges on 31 December 2003 was EUR 9.3 billion.

Corporate Governance Issues

In 2003 Stora Enso updated its Corporate Governance in response to reorganisation of the Group, public interest in governance issues, new rules and recommendations of the Helsinki, Stockholm and New York Stock Exchanges and the Sarbanes Oxley Act.

In August the Board of Directors established a Nomination Committee for Stora Enso Oyj. The main task of the Committee is to give guidance concerning the composition of the Board and the remuneration of its members. It is also responsible for preparing proposals on the composition of the other Board committees. The Nomination Committee comprises three or four non-executive Board members nominated annually by the Board.

Events after the Period

In January 2004 Stora Enso approved implementation of the first phase of the North European Transport Supply System (NETSS), which will enhance cost efficiency and improve services. It will also serve as a platform for further development of Stora Enso’s transport and distribution services in Europe. The current shipping services from southern Finland to the UK and Belgium will be replaced by a next-generation system based on the “hub and spoke” principle. Cargo flows from southern Finland will be concentrated through the port of Kotka. The port of Gothenburg, which currently handles Stora Enso’s cargo from Sweden, will expand its operations to include cargo from Finland. It is expected that the first phase of NETSS will result in cost savings of at least 10% from the current level of approximately EUR 80 million annually once the system is implemented.

In February Stora Enso announced that it will upgrade and modernise the paper machine and increase sheeting capacity at its fine paper mill in Suzhou, China. The investments, which total EUR 38 million, will improve productivity and safeguard market presence in the fast-growing Chinese market. The project will be completed in September 2005. The aim of the investment is to maintain Stora Enso’s position as a quality leader by extending the product range of the mill and increasing its annual capacity by 75 000 tonnes to 240 000 tonnes.

Outlook

In Europe growing confidence in the economic recovery is expected to increase demand for advertising-driven paper. Pressure on prices still persists in magazine paper grades, and newsprint prices will at best maintain last year’s levels. Prices for packaging boards are rather stable, while fine paper prices seem to be stabilising at low levels. Demand for wood products is fairly good, but prices are under pressure. The weak US dollar and increasing competition will continue to have an adverse effect on the Group’s European operations.

In North America the economy is recovering, but that has only marginally increased the demand for paper. There are some signs now that demand is increasing, and this is expected gradually to affect paper prices during the second half of 2004. In coated fine paper oversupply persists in the form of imports, mainly from Asia. Stora Enso North America’s results for the first quarter of 2004 will be negatively impacted by the major rebuilding of fine paper machine 16 at Wisconsin Rapids.

In China the economy is growing rapidly and boosting the demand for fine paper and packaging boards.

The Group’s intensified savings measures that started in 2003 are proceeding according to plan.

The objective remains to keep the capital expenditure in the 2003–04 period in line with the Group’s depreciation charges.

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Annual General Meeting

The Annual General Meeting will be held at 16.00 (Finnish time) on Thursday 18 March 2004 at the Finlandia Hall, Mannerheimintie 13 e, Helsinki, Finland.

Proposals to the Annual General Meeting

The Board of Directors will propose to the Annual General Meeting cancellation of the shares in treasury and a new repurchase programme.

Distribution of Dividend

The Board of Directors will propose to the forthcoming Annual General Meeting of Shareholders that a dividend of EUR 0.45 per share be paid for the financial year ending 31 December 2003. If the proposal is approved, the dividend payment will be issued on 2 April 2004 to shareholders entered on the dividend record date of 23 March 2004 in the register of shareholders maintained by the Finnish Central Securities Depository, Swedish VPC and Deutsche Bank Trust Company Americas.

New Board member

Shareholders representing more than 50 per cent of the votes in Stora Enso Oyj have confirmed that they will propose to the Annual General Meeting that Lee A. Chaden be elected as a new member of the Board of Directors. George W. Mead, a member of Stora Enso’s Board since 2000, is not seeking re-election.

This report is unaudited.

Helsinki, 4 February 2004

Stora Enso Oyj

Board of Directors

10(20)

Segments (compared with the previous quarter)

PAPER

Publication Paper

EUR million	2002	2003	Q1/03	Q2/03	Q3/03	Q4/03	Change Q4/Q3%
Sales	4,715.6	4,295.7	1,058.3	1,042.8	1,086.3	1,108.3	2.0
Operating profit	320.1	114.1	36.4	-5.2	39.9	43.0	7.8
% of sales	6.8	2.7	3.4	-0.5	3.7	3.9
ROOC, %*	7.5	2.9	3.7	-0.5	4.0	4.3
Deliveries, 1,000 t	6,807	6,954	1,654	1,678	1,763	1,859	5.4
Production volumes, 1,000 t	6,796	7,011	1,739	1,663	1,812	1,797	-0.8

*	ROOC = 100% x Operating profit/Operating capital

Publication paper sales were EUR 1 108.3 million, 2.0% up on the previous quarter due to higher deliveries. Operating profit was EUR 43.0 million, up 7.8% on the previous quarter, mainly due to lower variable costs and improved production efficiency. The benefit from increased shipments was almost offset by production curtailments and decreases in stocks. Market-related production curtailments totalled 123 000 tonnes (95 000 tonnes) in Europe and 2 000 tonnes (11 000 tonnes) in North America.

In Europe demand for newsprint during the year was fairly stable at the previous year’s level, but there was some growth in demand for uncoated and coated magazine paper. Volumes in the fourth quarter for all three business areas were good. Overseas deliveries increased. Uncoated magazine paper prices remained almost unchanged throughout the year, whereas coated magazine paper prices declined slightly. Revenues were depressed by the depreciation of the US dollar and British pound. Producers’ inventories have fallen to low levels, reflecting the normal seasonal pattern, but customers’ inventories were not reported to have changed significantly.

In North America coated magazine (LWC) and super-calendered (SC) paper demand were somewhat weaker than in the third quarter of 2003 and the fourth quarter of 2002. Super-calendered paper prices were low but stable, and newsprint and coated magazine paper prices somewhat higher. GDP growth in North America has not yet stimulated paper demand or orders. Magazine advertisement page counts, an indicator of paper demand, were lower than in the fourth quarter of 2002. Order books for the first two months of 2004 were seasonally good. Coated magazine and super-calendered paper inventories were reported to be normal at producers and customers.

The order book for the division as a whole increased towards the end of the year. The strengthening US economy and growing confidence in a European recovery are expected gradually to increase demand for advertising-driven paper grades. This expected improvement is not yet apparent in product prices.

Fine Paper

EUR million	2002	2003	Q1/03	Q2/03	Q3/03	Q4/03	Change Q4/Q3%
Sales	3,427.4	3,197.7	852.3	793.9	788.5	763.0	-3.2
Operating profit	303.7	156.0	81.3	40.9	23.7	10.1	-57.4
% of sales	8.9	4.9	9.5	5.2	3.0	1.3
ROOC, %*	7.7	4.4	8.8	4.5	2.7	1.2
Deliveries, 1,000 t	3,432	3,591	885	895	894	917	2.6
Production volumes, 1,000 t	3,477	3,624	894	889	922	919	-0.3

*	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 763.0 million, down 3.2% on the previous quarter. Operating profit was EUR 10.1 million, down 57.4% on the previous quarter, mainly due to the impact of the weak US dollar, redundancy costs at Nymölla, Sweden (EUR 6 million) and problems with the start-up of rebuilt paper machine 3 at Veitsiluoto, Finland (EUR 6 million). Market-related production curtailments totalled 40 000 tonnes (23 000 tonnes) in Europe and 3 000 tonnes (14 000 tonnes) in North America.

European deliveries of coated and uncoated fine papers were seasonally quite strong compared with the previous quarter and the same period of 2002 as exports increased.

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Uncoated and coated fine paper sales prices in euros decreased, mainly because competition from Eastern European producers intensified in uncoated fine papers and overseas sales of coated fine papers denominated in US dollars were significant.

Uncoated fine paper stock levels were normal at producers and distributors. Distributors’ stocks of coated fine paper were normal but producers’ stocks remained high. Order books were similar to the previous quarter.

In North America demand was weaker in the seasonally soft fourth quarter than the third quarter of 2003 or the fourth quarter of 2002. Fine paper prices were under pressure during the quarter. Order books were stable. Producers’ and merchants’ fine paper inventories declined but remain high.

Asian fine paper markets were seasonally strong.

In Western Europe fine paper demand seems to have been recovering during the fourth quarter. Current economic trends suggest modest volume recovery is likely to continue, especially in the short term because the first quarter is seasonally strong in Western Europe. Overseas exports are expected to stabilise or even decline owing to the strong euro. Import pressure will persist, especially in uncoated fine paper. The outlook for fine paper prices remains challenging and seems to stabilise at low levels.

In North America competitive imports of coated fine paper continue to influence the North America market, but the weakness of the US dollar seems to have slowed their growth. The outlook is rather stable in volumes and prices. However, prices stay at low levels.

Merchants

Sales were EUR 156.6 million, 12.3% up on the previous quarter mainly due to increased volumes at constant prices. The operating loss increased from EUR 1.5 million in the previous quarter to EUR 5.4 million due to the EUR 4.5 million net cost of the restructuring measures, including 125 redundancies, which are expected to result in lower costs in 2004.

Demand has been weak and volumes and prices lower than in the previous year, although the fall has gradually slowed. The fourth quarter was, as usual, seasonally stronger than the previous quarter.

Volumes and prices should remain stable in early 2004, but modest growth in volumes is expected for the full year.

PACKAGING BOARDS

EUR million	2002	2003	Q1/03	Q2/03	Q3/03	Q4/03	Change Q4/Q3%
Sales	2,720.2	2,761.6	699.0	711.4	691.1	660.1	-4.5
Operating profit	354.7	296.9	90.5	66.6	88.5	51.3	-42.0
% of sales	13.0	10.8	12.9	9.4	12.8	7.8
ROOC, %*	13.5	11.5	13.9	10.2	13.5	7.9
Deliveries, 1,000 t	2,909	3,006	756	781	755	714	-5.4
Production volumes, 1,000 t	2,973	3,050	788	763	767	732	-4.6

*	ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 660.1 million, 4.5% down on the previous quarter mainly due to seasonal fluctuations and the impact of US dollar depreciation on prices and sales volumes. Operating profit was EUR 51.3 million, 42% down on the previous quarter due to the same reasons and additionally the normal holiday season maintenance stoppages. Market-related production curtailments totalled 42 000 tonnes (27 000 tonnes).

Demand and prices were quite stable for most board and paper grades, as well as for corrugated products. Prices for bleached boards (SBS) and laminating papers declined marginally.

Demand and prices are generally expected to remain stable in the near future. Some market-related downtime is anticipated because of European producers’ weaker competitiveness in overseas markets.

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FOREST PRODUCTS

Wood Products

EUR million	2002	2003	Q1/03	Q2/03	Q3/03	Q4/03	Change Q4/Q3%
Sales	1,235.2	1,400.0	316.5	385.6	335.5	362.4	8.0
Operating profit	46.8	27.6	7.3	15.2	-4.4	9.5	NM
% of sales	3.8	2.0	2.3	3.9	-1.3	2.6
ROOC, %*	11.1	5.1	6.1	10.9	-2.7	5.6
Deliveries, 1,000 m3	5,112	5,822	1,283	1,644	1,337	1,558	16.5
Production volume, 1,000 m3	5,157	6,168	1,406	1,648	1,440	1,674	16.3

*	ROOC = 100% x Operating profit/Operating capital

Wood product sales were EUR 362.4 million, 8.0% up on the previous quarter mainly due to higher production and sales volumes. Operating profit was EUR 9.5 million, an improvement of EUR 13.9 million compared with the previous quarter due to higher volumes.

Despite stable demand, the market balance has been undermined by record high production volumes in Europe and increasing supplies from Russia.

Key factors influencing competitiveness and market balance in Europe in the near future will be output in the Nordic countries, Continental Europe and Russia, and the weak US dollar. As a result, the market outlook, especially for Nordic whitewood and redwood, is uncertain. Demand for wood products is expected to remain relatively stable, supported by steady housing markets in the USA and Japan, and repair and maintenance activity in all market areas.

Wood Supply Europe

Sales were EUR 538.4 million, 13.3% up on the previous quarter mainly due to seasonal reasons. Operating profit was EUR 25.2 million.

Deliveries in Finland, Sweden, the Baltic States, Russia and Continental Europe totalled 11.2 million cubic metres (solid wood under bark), 9% up on the previous quarter. Deliveries to the Group’s mills in Europe totalled 10.1 million cubic metres, 6% up on the previous quarter.

Supplies in wood markets are expected to recover in Finland during the first quarter of 2004, and to remain strong and stable in Russia and good in Continental Europe with no major price changes expected in either region in the first half of 2004.

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Financials

Key Ratios	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003
Earnings per share (basic), EUR	0.18	0.15	-1.12	0.54	-0.25	0.10	0.07	0.06	-0.05	0.17
Earnings per share excl. non-recurring items, EUR	0.18	0.12	0.15	0.12	0.57	0.10	0.07	0.09	0.00	0.25
Cash earnings per share (CEPS), EUR	0.55	0.52	0.50	0.81	2.49	0.43	0.41	0.42	0.32	1.58
CEPS excl. non-recurring items, EUR	0.55	0.48	0.51	0.44	1.97	0.43	0.41	0.44	0.36	1.64

Return on capital employed (ROCE), %	7.8	7.1	-30.0	10.6	-1.6	7.1	3.6	3.3	2.2	4.1
ROCE excl. non-recurring items, %	7.8	5.6	7.9	7.1	7.1	7.1	3.6	4.6	2.7	4.6
Return on equity (ROE), %	7.2	6.2	-45.2	23.7	-3.3	4.2	2.9	2.2	-2.0	1.8
Debt/equity ratio	0.63	0.49	0.56	0.37	0.37	0.48	0.50	0.49	0.48	0.48
Equity per share, EUR	9.81	9.87	8.69	9.36	9.36	9.53	9.63	9.75	9.65	9.65
Equity ratio, %	42.7	45.2	42.6	45.0	45.0	43.9	44.5	44.9	45.4	45.4

Operating profit, % of sales	8.5	7.5	-31.3	9.5	-1.2	6.8	3.5	3.3	2.2	4.0
Operating profit excl. non-recurring items, % of sales	8.5	5.9	8.2	6.4	7.2	6.8	3.5	4.7	2.7	4.4
Capital expenditure, EUR million	155.0	183.0	208.1	331.4	877.6	235.8	324.1	303.1	385.2	1,248.2
Capital expenditure, % of sales	4.9	5.7	6.7	10.3	6.9	7.6	10.6	10.1	7.0	10.1
Capital employed, EUR million	14,110	12,990	11,816	11,242	11,242	11,996	12,046	12,157	11,744	11,744
Interest-bearing net liabilities, EUR million	5,577	4,309	4,306	3,267	3,267	3,968	4,071	4,104	3,919	3,919

Average number of employees	42,572	43,568	43,757	43,853	43,853	43,386	44,506	44,737	44,264	44,264
Average number of shares (million)
– periodic	896.9	896.5	888.5	876.8	889.6	866.2	852.9	844.5	841.3	851.1
– cumulative	896.9	895.8	894.0	889.6	889.6	866.2	859.5	854.4	851.1	851.1
– cumulative, diluted	897.8	896.8	894.9	890.4	890.4	866.4	860.5	855.6	852.4	852.4

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2002	31 Dec 2003	2002	2003
SEK	9.1528	9.0800	9.1551	9.1245
USD	1.0487	1.2630	0.9455	1.1320
GBP	0.6505	0.7048	0.6285	0.6921
CAD	1.6550	1.6234	1.4836	1.5822

Condensed Consolidated Income Statement

EUR million	2002	2003
Sales	12,782.6	12,172.3
Other operating income	176.1	41.2
Materials & services	-6,342.9	-6,129.3
Freight & sales commissions	-1,240.9	-1,286.8
Personnel expenses	-2,282.0	-2,285.3
Other operating expenses	-802.6	-828.0
Depreciation, amortisation and impairment charges	-2,441.9	-1,200.4

Operating Profit	-151.6	483.7
Share of results of associated companies	14.6	-23.0
Net financial items	-206.2	-237.7

Profit before Tax and Minority Interests	-343.2	223.0
Income tax expense	120.9	-70.6

Profit after Tax	-222.3	152.4
Minority interests	0.1	-5.8

Net Profit for the Period	-222.2	146.6

Key Ratios
Basic earnings per share, EUR	-0.25	0.17
Diluted earnings per share, EUR	-0.25	0.17

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Condensed Consolidated Cash Flow Statement

EUR million	2002	2003
Cash Flow from Operating Activities
Operating profit	-151.6	483.7
Adjustments	2,256.2	1,178.3
Change in net working capital	-52.1	145.6
Change in short-term interest-bearing receivables	-495.1	313.1

Cash Flow Generated by Operations	1,557.4	2,120.7
Net financial items	-69.1	-198.1
Income taxes paid	-62.1	-233.8

Net Cash Provided by Operating Activities	1,426.2	1,688.8

Acquisitions	-56.3	-241.3
Proceeds from sale of fixed assets and shares	751.0	60.2
Capital expenditure	-877.6	-1226.7
Proceeds from the long-term receivables, net	-74.4	336.2

Net Cash Used in Investing Activities	-257.3	-1,071.6

Cash Flow from Financing Activities
Change in long-term liabilities	-487.6	-962.5
Change in short-term borrowings	-56.3	1,097.1
Dividends paid	-403.6	-387.7
Proceeds from issuance of share capital		2.3
Purchase of own shares	-286.9	-319.2

Net Cash Used in Financing Activities	-1,234.4	-570.0

Net Increase in Cash and Cash Equivalents	-65.5	47.2
Cash and bank in acquired companies	—	3.0
Translation differences on cash holdings	-13.0	-17.2
Cash and bank at the beginning of period	247.0	168.5

Cash and Cash Equivalents at Period End	168.5	201.5

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2002	2003
Carrying value at 1 January	14,701.2	12,796.7	*
Acquisition of subsidiary companies	150.4	206.4
Additions	877.6	1,248.2
Disposals	-571.1	-54.0
Depreciation, amortisation and impairment	-2,441.9	-1,200.4
Translation difference and other	-775.3	-461.6

Balance Sheet Total	11,940.9	12,535.3

Acquisitions of Subsidiary Companies
Property, plant and equipment	150.4	132.6
Borrowings	-71.1	-94.1
Other assets, less liabilities	-23.0	12.9

Fair value of net assets	56.3	51.4
Goodwill	—	73.8

Total Purchase Consideration	56.3	125.2

*	Includes the initial IAS 41 valuation of forest of EUR 855.8 million

Borrowings

EUR million	2002	2003
Non-current borrowings	4,525.2	3,404.6
Current borrowings	650.4	1,769.6

	5,175.6	5,174.2

Carrying value at 1 January	6,409.5	5,175.6
Debt acquired with new subsidiaries	71.1	94.1
Proceeds from /—payments of borrowings (net)	-662.4	421.5
Translation difference and other	-642.6	-517.0

Total Borrowings	5,175.6	5,174.2

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Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2002	IAS 41 Adjustment	1 Jan 2003	31 Dec 2003
Fixed and Other Long-term Assets
Fixed assets	O	11,940.9	855.8	12,796.7	12,535.3
Investment in associated companies		211.7	44.0	255.7	319.0
Listed securities	I	169.2		169.2	227.7
Unlisted shares	O	148.5		148.5	140.8
Non-current loan receivables	I	480.6		480.6	44.3
Deferred tax assets	T	52.7		52.7	12.1
Other non-current assets	O	241.1		241.1	170.3

		13,244.7	899.8	14,144.5	13,449.5

Current Assets
Inventories	O	1,565.0		1,565.0	1,623.5
Tax receivables	T	243.1		243.1	182.5
Operative receivables	O	1,902.4		1,902.4	1,703.3
Interest-bearing receivables	I	1,090.5		1,090.5	781.8
Cash and cash equivalents	I	168.5		168.5	201.5

		4,969.5	—	4969.5	4492.6

Total assets		18,214.2	899.8	19,114.0	17,942.1

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2002	IAS 41 Adjustment	1 Jan 2003	31 Dec 2003
Shareholders’ Equity		8,156.9	659.4	8,816.3	8,083.7
Minority Interests		30.4		30.4	60.3

Long-term Liabilities
Pension provisions	O	747.0		747.0	727.6
Other provisions	O	194.5		194.5	97.1
Deferred tax liabilities	T	1,787.3	240.4	2,027.7	1,830.8
Long-term debt	I	4,525.2		4,525.2	3,404.6
Long-term operative liabilities	O	36.9		36.9	77.7

		7,290.9	240.4	7,531.3	6,137.8

Current Liabilities
Current portion of long-term debt	I	306.5		306.5	359.5
Interest-bearing liabilities	I	343.9		343.9	1,410.1
Operative liabilities	O	1,547.9		1,547.9	1,538.3
Tax liabilities	T	537.7		537.7	352.4

		2,736.0	—	2,736.0	3,660.3

Total Liabilities		10,026.9	240.4	10,267.3	9,798.1

Total Shareholders’ Equity and Liabilities		18,214.2	899.8	19,114.0	17,942.1

Items	designated with “O” are included in operating capital.

Items	designated with “I” are included in interest-bearing net liabilities.

Items	designated with “T” are included in the tax liability.

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Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2002	1,541.5	1,639.5	-125.5	58.6	-50.1	5,925.0	8,989.0
Repurchase of Stora Enso Oyj shares	—	—	-286.8	—	—	—	-286.8
Cancellation of Stora Enso Oyj shares	-13.8	-83.6	97.4	—	—	—	—
Dividend (EUR 0.45 per share)	—	—	—	—	—	-403.6	-403.6
Share issue	1.9	-1.9	—	—	—	—	—
Net loss for the period	—	—	—	—	—	-222.2	-222.2
OCI entries	—	—	—	174.8	—	—	174.8
Translation adjustment	—	—	—	—	-94.3	—	-94.3

Balance at 31 December 2002	1,529.6	1,554.0	-314.9	233.4	-144.4	5,299.2	8,156.9
Effect of adopting IAS 41 subsidiary companies	—	—	—	—	—	615.4	615.4
associated companies	—	—	—	—	—	44.0	44.0

Balance at 1 January 2003 (restated)	1,529.6	1,554.0	-314.9	233.4	-144.4	5,958.6	8,816.3
Repurchase of Stora Enso Oyj shares	—	—	-319.1	—	—	—	-319.1
Cancellation of Stora Enso Oyj shares	-60.5	-315.5	376.0	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-387.7	-387.7

Options exercised	0.2	-1.1	—	—	—	—	-0.9
Net profit for the period	—	—	—	—	—	146.6	146.6
OCI entries	—	—	—	-118.8	—	—	-118.8
Translation adjustment	—	—	—	—	-52.7	—	-52.7

Balance at 31 December 2003	1,469.3	1,237.4	-258.0	114.6	-197.1	5,717.5	8,083.7

CTA	= Cumulative Translation Adjustment

OCI	= Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2002	31 Dec 2003
On own Behalf
Pledges given	0.8	3.8
Mortgages	111.4	103.5
On Behalf of Associated Companies
Mortgages	1.0	0.8
Guarantees	59.3	48.4
On Behalf of Others
Pledges given	0.3	2.2
Mortgages	0.0	10.9
Guarantees	16.8	13.1
Other Commitments, Own
Leasing commitments, in next 12 months	41.5	34.3
Leasing commitments, after next 12 months	237.2	171.2
Pension liabilities	2.7	3.0
Other commitments	71.5	95.9

Total	542.5	487.1

Pledges given	1.1	6.0
Mortgages	112.4	115.2
Guarantees	76.1	61.5
Leasing commitments	278.7	205.5
Pension liabilities	2.7	3.0
Other commitments	71.5	95.9

Total	542.5	487.1

17(20)

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2002	31 Dec 2003
	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	202.8	129.5	-22.7	106.8
Interest rate options	0.0	0.5	0.0	0.5
Cross-currency swaps	-21.6	2.4	-13.4	-11.0
Forward contracts	180.3	179.2	-6.4	172.8
FX Options	0.0	1.3	-0.6	0.7
Commodity contracts	252.4	72.1	-0.6	71.5
Equity swaps	-55.5	9.3	-45.3	-36.0

Total	558.4	394.3	-89.0	305.3

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2002	31 Dec 2003
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	109.3	113.7
Maturity 2-5 years	922.8	1,080.4
Maturity 6-10 years	1,088.1	1,439.2
Maturity over 10 years	—	—

	2,120.2	2,633.3
Interest rate options	—	23.8

Total	2,120.2	2,657.1

Foreign Exchange Derivatives
– Cross-currency swap agreements	216.5	129.5
– Forward contracts	3,902.4	3,112.5
– FX Options	—	208.1

Total	4,118.9	3,450.1

Commodity derivatives
Commodity contracts	538.6	477.0

Total	538.6	477.0

Equity swaps
Equity swaps	216.5	308.4

Total	216.5	308.4

18(20)

Sales by Product Area

EUR million	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003
Publication Paper	1,189.4	1,143.4	1,159.7	1,223.1	4,715.6	1,058.3	1,042.8	1,086.3	1,108.3	4,295.7
Fine Paper	909.2	873.6	832.4	812.2	3,427.4	852.3	793.9	788.5	763.0	3,197.7
Merchants	211.7	183.4	155.8	169.7	720.6	176.1	155.4	139.5	156.6	627.6
Other	-94.7	-68.7	-62.5	-63.6	-289.5	-72.0	-69.0	-70.4	-69.9	-281.3

Paper	2,215.6	2,131.7	2,085.4	2,141.4	8,574.1	2,014.7	1,923.1	1,943.9	1,958.0	7,839.7

Packaging Boards	681.3	696.4	675.9	666.6	2,720.2	699.0	711.4	691.1	660.1	2,761.6

Wood Products	286.1	320.8	314.1	314.2	1,235.2	316.5	385.6	335.5	362.4	1,400.0
Wood Supply Europe	497.9	479.2	464.7	516.9	1,958.7	534.2	526.7	475.0	538.4	2,074.3
Other	-132.6	-124.6	-135.8	-138.3	-531.3	-143.5	-149.9	-131.7	-165.9	-591.0

Forest Products	651.4	675.4	643.0	692.8	2,662.6	707.2	762.4	678.8	734.9	2 883.3

Other	-319.4	-270.5	-295.7	-288.7	-1,174.3	-321.8	-339.9	-326.4	-324.2	-1,312.3

Total	3,228.9	3,233.0	3,108.6	3,212.1	12,782.6	3,099.1	3,057.0	2,987.4	3,028.8	12,172.3

Operating Profit by Product Area excluding Non-recurring Items and Goodwill

EUR million	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003
Publication Paper	104.4	63.4	84.1	68.2	320.1	36.4	-5.2	39.9	43.0	114.1
Fine Paper	95.1	78.1	75.6	54.9	303.7	81.3	40.9	23.7	10.1	156.0
Merchants	-1.0	1.9	1.2	3.4	5.5	1.5	-1.2	-1.5	-5.4	-6.6

Paper	198.5	143.4	160.9	126.5	629.3	119.2	34.5	62.1	47.7	263.5

Packaging Boards	98.6	65.7	110.8	79.6	354.7	90.5	66.6	88.5	51.3	296.9

Wood Products	11.2	14.1	9.7	11.8	46.8	7.3	15.2	-4.4	9.5	27.6
Wood Supply Europe	23.4	25.7	25.3	21.9	96.3	34.7	34.0	23.3	25.2	117.2

Forest Products	34.6	39.8	35.0	33.7	143.1	42.0	49.2	18.9	34.7	144.8

Other Areas	-16.6	-17.5	-9.3	-8.4	-51.8	-8.5	-15.6	-6.2	-20.8	-51.1
Goodwill amortisation	-41.1	-41.2	-42.0	-24.5	-148.8	-32.1	-28.0	-23.5	-32.4	-116.0

Operating Profit excl. non-recurring Items	274.0	190.2	255.4	206.9	926.5	211.1	106.7	139.8	80.5	538.1
Non-recurring items	—	51.6	-1,229.5	99.8	-1,078.1	—	—	-39.9	-14.5	-54.4

Operating Profit (IAS)	274.0	241.8	-974.1	306.7	-151.6	211.1	106.7	99.9	66.0	483.7
Net financial items	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3	-11.3	-23.4	-121.7	-237.7
Associated companies	11.7	8.4	-2.4	-3.1	14.6	-0.5	-8.5	-9.0	-5.0	-23.0

Profit Before Tax and Minority Interests	240.5	206.2	-1,032.7	242.8	-343.2	129.3	86.9	67.5	-60.7	223.0
Income tax expense	-79.4	-68.3	36.6	232.0	120.9	-40.8	-28.3	-22.0	20.5	-70.6

Profit after Tax	161.1	137.9	-996.1	474.8	-222.3	88.5	58.6	45.5	-40.2	152.4
Minority interests	-0.1	0.1	-2.6	2.7	0.1	-3.2	-2.3	1.7	-2.0	-5.8

Net Profit	161.0	138.0	-998.7	477.5	-222.2	85.3	56.3	47.2	-42.2	146.6

Operating Profit by Product Area

EUR million	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03	Q2/03	Q3/03	Q4/03	2003
Publication Paper	85.5	45.3	-970.5	83.5	-756.2	28.5	-13.4	2.3	32.8	50.2
Fine Paper	80.2	63.5	-117.5	47.1	73.3	70.4	30.3	2.8	-0.9	102.6
Merchants	-1.7	-25.2	0.8	1.5	-24.6	0.9	-1.7	-2.1	-5.9	-8.8

Paper	164.0	83.6	-1,087.2	132.1	-707.5	99.8	15.2	3.0	26.0	144.0

Packaging Boards	96.3	58.3	108.8	78.3	341.7	84.0	65.1	86.6	49.3	285.0

Wood Products	7.9	9.4	6.5	8.6	32.4	3.3	9.1	-5.6	0.8	7.6
Wood Supply Europe	23.4	25.7	25.3	47.8	122.2	34.7	34.0	23.2	25.3	117.2

Forest Products	31.3	35.1	31.8	56.4	154.6	38.0	43.1	17.6	26.1	124.8

Other	-17.6	64.8	-27.5	39.9	59.6	-10.7	-16.7	-7.3	-35.4	-70.1

Operating Profit	274.0	241.8	-974.1	306.7	-151.6	211.1	106.7	99.9	66.0	483.7
Net financial items	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3	-11.3	-23.4	-121.7	-237.7
Associated companies	11.7	8.4	-2.4	-3.1	14.6	-0.5	-8.5	-9.0	-5.0	-23.0

Profit Before Tax and Minority Interests	240.5	206.2	-1,032.7	242.8	-343.2	129.3	86.9	67.5	-60.7	223.0
Income tax expense	-79.4	-68.3	36.6	232.0	120.9	-40.8	-28.3	-22.0	20.5	-70.6

Profit after Tax	161.1	137.9	-996.1	474.8	-222.3	88.5	58.6	45.5	-40.2	152.4
Minority interests	-0.1	0.1	-2.6	2.7	0.1	-3.2	-2.3	1.7	-2.0	-5.8

Net Profit	161.0	138.0	-998.7	477.5	-222.2	85.3	56.3	47.2	-42.2	146.6

19(20)

Stora Enso Shares

Closing Price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
October	11.68	11.70	104.50	105.50	13.40
November	11.25	11.23	101.00	101.00	13.32
December	11.00	10.68	97.50	96.50	13.56

Trading Volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
October	73,176	68,608,827	159,707	31,828,158	1,573,000
November	45,993	45,056,411	231,887	12,019,963	1,385,700
December	1,569,214	80,501,736	313,126	22,470,251	1,957,600

Total	1,688,383	194,166,974	704,720	66,318,372	4,916,300

www.storaenso.com

www.storaenso.com/investors

Annual General Meeting Dividend record date Dividend payment issued	18 March 2004 23 March 2004 2 April 2004

Publication dates for financial information Interim Review for January – March 2004 Interim Review for January – June 2004 Interim Review for January – September 2004	28 April 2004 28 July 2004 27 October 2004

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

20(20)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: February 4, 2004